The Prudential Series Fund, Inc.
For the fiscal period ended 06/30/05
File number 811-03623

SUB-ITEM 77D
         Policies With Respect to Security Investment


THE PRUDENTIAL SERIES FUND, INC.


Equity Portfolio

PROSPECTUS DATED May 1, 2004
SUPPLEMENT DATED JANUARY 25, 2005

The following replaces the first paragraph under the section of the prospectus entitled
"How the Fund is Managed - Portfolio Managers -
Equity Portfolio":

Effective as of January 20, 2005, Jeffrey Siegel has been replaced by Blair Boyer as a portfolio manager. Blair A. Boyer and David A. Kiefer are primarily responsible for the day-to-day management of the portion of the Portfolio advised by Jennison. Mr. Boyer is an Executive Vice President of Jennison. Mr. Boyer came to Jennison in 1993 after ten years with Arnhold & S. Bleichroeder, Inc. In January
2003, Mr. Boyer joined the growth
equity team, after co-managing international equity portfolios since joining Jennison.
During his tenure as an international equity portfolio manager, he managed the Jennison
International Growth Fund from its inception in March
2000. Mr. Boyer managed
international equity portfolios at Bleichroeder from 1989 to 1993. Prior to that, he was a research analyst and then a senior portfolio manager in the Verus Capital division at Bleichroeder. Mr. Boyer graduated from Bucknell University in 1983 with a B.A. in Economics. He received an M.B.A. in Finance from New York
University in 1989. Mr. Kiefer,
CFA, is an Executive Vice President of Jennison, which he joined in September 2000. He joined Prudential's management training program in 1986.
From 1988 to 1990, Mr. Kiefer
worked at Prudential Power Funding Associates, making loans to the energy industry. He then left to attend business school, rejoining Prudential in equity asset management in
1992. Mr. Kiefer became a portfolio manager in 1994 at Prudential. Mr. Kiefer earned a
B.S. from Princeton University and an M.B.A. from Harvard
Business School.

PSFSUP56